Torray LLC
7501 Wisconsin Ave, Suite 750W
Bethesda, MD 20814
(301) 493-4600

May 23, 2018

VIA EDGAR CORRESPONDENCE

Mr. Kenneth Ellington
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F. Street, N.E.
 Washington, DC 20549

Re:	The Torray Fund Financial Statement Review – NCSR Filing December 31, 2017 File No. 811-06096

Dear Mr. Ellington:

On behalf of the Torray Fund (the “Fund”), which filed its annual Form N-CSR with the Commission on March  8, 2018, I wish to respond to the comments on the Financial Statements that you recently provided to me by telephone on May 16, 2018. The proposed responses on behalf of the Fund to each of the comments are set forth below.

1. Statement of Assets and Liabilities

Comment: Please confirm if there are any open payables to trustees at period end. If so, these should be disclosed separately, in accordance with article 6-04 (12) Regulation S-X.

Response: There are no open payables to trustees at period end.

2. Notes to Financial Statements – Note 4 – Management Fees and Other Transactions with Affiliates

Comment: Are the fees waived under the Fund’s expense limitation agreement subject to recoupment? If so, is the recoupment period limited to 3 years from the time the expenses were waived or incurred? Please disclose the amount subject to recoupment by year and the terms of recoupment in the notes to financial statements.

Response: No, the fees waived and/or expenses reimbursed under the Fund’s operating expense limitation agreement are not subject to recoupment. Disclosure stating this fact will be added to future disclosure for clarification.

3. Significant Sector Investments

Comment: The Fund had 28.4% of its net assets invested in the Financials sector at period end; however, the Fund’s most recent prospectus does not include sector risk disclosure. Sector risk should be included in the prospectus if a Fund has a significant amount of its net assets (>25%) invested in a single sector. If the Fund consistently focuses in a particular sector, please explain why the identification of the sector, including the strategies and risk of investing in that sector, are not disclosed in the summary prospectus.

Response: For purposes of financial statement reporting in Form N-CSR, 28.4% of portfolio holdings at period end were classified according to Global Industry Classification Standards (GICS) as belonging to the Financials sector. However, the Fund believed the actual Financials concentration risk to be below that shown for the Financials sector, as several of the constituent companies are diversified holding companies, with portions of their businesses falling outside the sector. In order to avoid any issues or concerns, we will include a sector risk narrative in future prospectus updates and printings, as appropriate, going forward. While the Fund does not intend to consistently focus a significant amount of its net assets in the Financials sector, or any other particular sector, there may be periods when the Fund will exceed the GICS sector threshold for significant sector investment.

*        *        *         *

Mr. Kenneth Ellington
Division of Investment Management, Disclosure Review Office
May 23, 2018

Please be advised that the Fund intends to reflect these updates in future regulatory filings, as applicable.

I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Fund, with respect to the foregoing, that:

•	the Fund is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

•
SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

•	the Fund may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *         *

Thank you again for your assistance with this matter.

Please do not hesitate to contact the undersigned by telephone at (301) 493-4600 or via e-mail at skellogg@torray.com with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Suzanne E. Kellogg Chief Compliance Officer